Exhibit 99.2

Annual and Special Meeting of Shareholders of

Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.) (the “Issuer”)

June 26, 2017

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of the Issuer held on June 26, 2017 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2017 and Special Meeting and Management Proxy Circular dated April 30, 2017 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Issuer to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
George H. Brookman	171,547,614	95.44%	8,195,244	4.56%
John Brydson	172,677,487	96.07%	7,065,371	3.93%
Raymond D. Crossley	173,814,934	96.70%	5,927,924	3.30%
David L. French	172,488,980	95.96%	7,253,878	4.04%
William A. Friley	171,035,516	95.16%	8,707,342	4.84%
Richard L. George	169,110,161	94.08%	10,632,697	5.92%
Maureen Cormier Jackson	170,927,882	95.10%	8,814,976	4.90%
Jay W. Thornton	171,195,207	95.24%	8,547,651	4.76%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Issuer’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
168,359,816	93.66%	11,394,787	6.34%

4.	Approval of Amendment to Restricted Share Unit Plan

By resolution passed by ballot vote, the amendment to the restricted share unit plan to become the restricted and performance share unit plan was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
169,112,614	94.08%	10,641,886	5.92%

5.	Approval of Name Change to Obsidian Energy Ltd.

By resolution passed by ballot vote, a special resolution was approved to the amendment to the articles of the Issuer to change the name to Obsidian Energy Ltd. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
278,070,022	92.91%	21,220,502	7.09%

6.	Approval of Reduction of Share Capital for Accounting Purposes

By resolution passed by ballot vote, the reduction of the Issuer’s share capital for accounting purposes was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
173,395,303	96.46%	6,359,201	3.54%